The Loev Law Firm, PC
6300 West Loop South, Suite 280
Bellaire, Texas 77401
Telephone (713) 524-4110
 Facsimile (713) 524-4122

December 16, 2010

Ryan Houseal
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Phone Number: (202) 551-3105
Facsimile Number: (202) 772-9210

Re:         Net Profits Ten Inc.
Amendment No. 2 to Registration Statement on Form S-l
Filed October 28, 2010
File No. 333-167777

In response to your comment letter dated November 19, 2010, Net Profits Ten Inc. (the “Company,” “Net Profits,” “we,” and “us”) has the following responses:

Description of Business Objectives

1.           We note your response to prior comment 3 and your revised disclosures on page 5 where you indicate that during September and October 2010 you sold 6 copies of the basic version of your Mil Yearbook product for $3,698, which is approximately $616 per copy. Your disclosures on page 28 indicate that you are currently offering the basic version of your software for $500. Tell us whether you have increased the price of your product or explain the difference between the current selling price and the sales price reflected in your recent sales.

RESPONSE:

The Company has updated the registration statement to clarify that a total of five (not four as originally mistakenly reported) copies of software were sold in September 2010 and that two customers requested additional functionality and customization on the Company’s software (one in September and one in October 2010), and that the Company charged such customers $99 each for time spent on such software customization.   As such, the revenues for September and October 2010 represent the sale of seven copies of software at $500 per copy ($3,500), plus two $99 customization fees ($198), which total $3,698 in aggregate.

Blank Check Company Issues

2.           We note that you have included disclosure regarding Securities Act Rule 419 governing offerings by blank check companies, which you have asserted is not applicable to you. Please explain in your response letter your reasons for including in your prospectus disclosure of this type that, according to you, does not relate to your company or business. To the extent you have reason to believe your company may fall within the definition of a blank check company under Rule 419, please advise.

RESPONSE:

The Company does not believe that it falls within the definition of a blank check company under Rule 419 and has removed the prior disclosure regarding Securities Act Rule 419 to avoid any confusion regarding the fact that the Company does not fall within the definition of a blank check company and because such disclosure is inapplicable to the Company.

3.           In addition, please tell us whether you have any plans, proposals or arrangements to engage in any merger or acquisition with any companies whose lines of business are different than your own. For instance, tell us whether you are presently negotiating or have had any negotiations, preliminary or otherwise, with any other companies in other lines of business regarding possible business combinations. In addition, tell us whether you expect or intend to engage in any such mergers or acquisitions within the next 12 months. If you have no such plans, proposals or arrangements, please include an unambiguous statement to this effect in your response letter.

RESPONSE:

The Company has confirmed to us that it does not have any plans, proposals or arrangements to engage in any merger or acquisition with any company whose line(s) of business are different from the Company; and is not negotiating with and/or has not had any negotiations with such companies, preliminary or otherwise.  The Company has also confirmed to us that it does not intend to engage in any such mergers or acquisitions within the next 12 months.

Material Agreements

4.           We note your response to prior comment 13 and your revised disclosures regarding the related party Licensing Agreement with RN Consulting. We further note that the October 11, 2010 Licensing Agreement amended, replaced and superseded a prior Reseller Agreement entered into between RN Consulting and the company on or around March 1, 2008. Please revise your disclosures to describe the revisions made to the Reseller Agreement and tell us the impact of such changes on your business operations and/or financial statements. We refer you to Item 404(a)(6) of Regulation S-K.

RESPONSE:

The Company has added additional disclosure of the revisions and modification made to the Reseller Agreement by the parties’ entry into the Licensing Agreement as you have requested.  The Company has also summarized the affect the changes had on the Company’s operations.   The Company has advised us that there is no impact on the financial statements as a result of the Licensing Agreement and addendum thereto.

5.           Your disclosures on page 28 (and elsewhere throughout the document) indicate that no fees are due to RN Consulting under the License Agreement until June 30, 2011. However, according to the License Agreement (filed as Exhibit 10.3) fees shall be payable for any net sales made by the company beginning after July 31, 2011. Please explain the discrepancy in these disclosures or revise accordingly.

RESPONSE:

The Company has revised the disclosures throughout the registration statement to clarify the date triggering the payment of royalty fees to RN Consulting is July 31, 2011, not June 30, 2011.

Certain Relationships and Related Transactions

6.           We refer to prior comment 10 and the related revisions made to your document. With regard to the Licensing Agreement between your company and RN Consulting, please expand your disclosure to discuss the agreement to pay to Ms. Navon a royalty fee equal to 10% of your future net sales and the related payment terms. See Item 404(c)(l)(ii) of Regulation S-K.

RESPONSE:

The Company had added additional disclosure consistent with Item 404(c)(1)(ii) of the Licensing Agreement as you have requested.

Unaudited Financial Statements General

7.           Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

RESPONSE:

The Company has updated its financial statements as requested.

8.           We note your response to prior comment 11 where you indicate that because you generated revenues during the quarter ended June 30, 2010, you no longer believe you are a development stage company. Please explain further how you considered the guidance in ASC 915-10-05-2 and the definition of a development stage company in ASC 915-10-20 in concluding that you are no longer a development stage company. In this regard, specifically address the fact that you have earned nominal amounts of revenue to date coupled with the fact that you continue to devote most of your efforts to developing your website, finalizing the design and development of your software and raising capital.

RESPONSE:

The Company withdraws its previous response to your prior comment 11 and instead has revised its financial statements and disclosures for the three months ended September 30, 2010 and 2009 to reflect the Company as a development stage entity.

December 31, 2009 Audited Financial Statements

Note 4. Related Party Transactions, page F-17

9.        We note that the Licensing Agreement entered into on October 11, 2010 amended and replaced the Reseller Agreement entered into in March 2008, Considering the Reseller Agreement was in effect as of December 31, 2009 (and the date through which subsequent events were evaluated), tell us why you have not included a discussion of such agreement in your related party footnote disclosures or revise your disclosures accordingly.

RESPONSE:

The Company has revised its financial statements and footnotes in connection with your comment above.

Sincerely,

/s/ John S. Gillies
John S. Gillies
Associate